UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Interim Results

26 July 2010

PEARSON 2010 INTERIM RESULTS (unaudited)

STRONG GROWTH IN ALL BUSINESSES; FULL YEAR OUTLOOK UPGRADED

·	Strong organic growth. Sales up 9% at constant exchange rates with rapid growth in digital services.

·

All businesses performing well. First-half operating profits doubled at Education, the FT Group and Penguin with good underlying progress also helped by phasing. Adjusted continuing operating profits up 79% to £178m; adjusted EPS of 16.6p (7.9p in 2009).

·	Interim dividend raised by 7% to 13.0p.

·

Shift to services and developing economies accelerating. Sale of stake in Interactive Data expected to close in the next few weeks. Process of reinvestment under way with acquisitions of Melorio in vocational training and SEB’s sistemas in Brazil.

·

Full year outlook upgraded. Market conditions remain uncertain and growth is still expected to slow in the second half on tougher comparables. Even so, Pearson expects to achieve adjusted earnings of approximately 70p per share for the full year (65.4p in 2009), even after earnings impact from sale of Interactive Data.

Marjorie Scardino, chief executive, said: “The 2010 finish line isn’t yet in sight, but this is as good a start to our year as I’ve seen. That boosts our confidence in the full year, enabling us to brighten our outlook and raise our guidance. We’ve invested consistently in global and digital education and information and that’s helping every part of Pearson grow strongly, even in uncertain markets. We’re also able to accelerate that change as we part company with Interactive Data and put the proceeds to work in the world’s leading learning company.”

£ millions	Half year 2010	Half year 2009	Headline growth	CER growth	Underlying growth	Full year 2009
Business performance
Sales	2,342	2,149	9%	9%	7%	5,140
Adjusted operating profit	178	84	--	79%	79%	710
Adjusted profit before tax	203	111	--			761
Adjusted earnings per share	16.6p	7.9p	--			65.4p
Free cash flow	(165)	(284)	42%			723
Net debt	1,746	1,860	6%			1,092
Statutory results
Sales	2,342	2,149	9%			5,140
Operating profit	128	41	--			619
Profit before tax	94	(7)	--			523
Basic earnings per share	11.5p	3.5p	--			53.2p
Cash /generated from operations	(32)	(147)	--			1,012

Dividend per share	13.0p	12.2p	7%			35.5p

Throughout this announcement:

a)	Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes.

b)	Interactive Data is treated as a discontinued business and sales, operating profit and growth rates are stated on a continuing business basis, excluding Interactive Data from both 2009 and 2010. In the first half of 2010, Interactive Data contributed revenues of £256 m (2009: £249m) and adjusted operating profit of £70 m (2009: £74m) and for the 2009 full year it contributed £484m of revenues and £148m of adjusted operating profit.

c)	The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 16.

OUTLOOK

At this early stage in the year, there is much to be cautious about. Pearson generates only a small proportion of its profits in the first half; we face tougher comparables as we go through the year; and the macroeconomic environment remains very uncertain.

Still, we expect Pearson to remain resilient. The key features of our markets in the year to date are:

·

Healthy trading conditions in our major growth markets – US higher education, educational assessment, international education, digital learning. The momentum of our education company remains strong with underlying sales growth of 7% in the first half.

·

Some improvement in cyclical markets that were weak in 2009. Our US School publishing business and FT advertising returned to growth in the first half of 2010 and Mergermarket benefited from an improvement in renewal rates. However, with public sector funding still under severe pressure (both in the US and around the world) and corporate confidence still fragile, we remain cautious about the prospects for sustained recovery in these markets.

·

We continue to see – and to be in the vanguard of – the structural changes in our markets towards digital delivery, personalisation, subscription services and mobile devices. Digital revenues account for around a quarter of Pearson’s total sales in 2009, excluding Interactive Data, and continue to grow rapidly across all parts of Pearson.

In the context of those market conditions, we are encouraged by our good financial and competitive performance in the first half of 2010. In the first half we benefited from favourable phasing patterns in education and Penguin but we also continued to benefit from our sustained organic investment in content, technology and developing markets. For the full year we continue to expect to gain share in the US School, Higher Education and International Education markets; to sustain healthy renewal rates and margins at the FT Group; and to post another good competitive performance in the consumer publishing industry.

As a result of our strong business performance, we now expect that Pearson will generate adjusted earnings of approximately 70p per share in 2010, even after the sale of our stake in Interactive Data (which is now expected to complete in the next few weeks). This guidance assumes that the current rate of £1:$1.54 prevails in the second half.

Interest and tax. In 2010, we expect our interest charge to adjusted earnings to be broadly level with 2009. We expect our P&L tax charge to be in the 25% to 27% range and our cash tax rate to be similar to 2009.

Exchange rates. Pearson generates approximately 60% of its sales in the US. Excluding Interactive Data, a 5 cent move in the average £:$ exchange rate for the full year (which in 2009 was £1:$1.57) has an impact of approximately 1.2p on adjusted earnings per share. The average rate during the first half of 2010 was £1:1.52 (£1:$1.49 in H109) and the closing rate at the end of June was £1:$1.50 (£1:$1.65 at the end of June 2009).

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                + 44 (0) 20 7010 2310

Pearson’s results presentation for investors and analysts will be audiocast live today from 0900 (BST) and available for replay from 1200 (BST) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com .

overview

Pearson’s sales at constant exchange rates increased by 9% in the first half of the year and adjusted operating profit increased by 79% to £178m. Adjusted earnings per share increased to 16.6p, from 7.9p in 2009. Free cash flow was £(165m), reflecting our normal first half outflow ahead of our key trading periods.

Currency movements decreased sales by £6m and added £17m to operating profit. This was largely the result of translation effects of the US dollar against sterling compared to the same period last year. At the operating profit level, transaction foreign exchange contributed to these gains. We generated approximately 60% of our sales and profits in US dollars.

Our statutory results show an increase in operating profit to £128m (£41m in 2009). Statutory profit before tax was £94m (a loss of £7m in 2009). Statutory earnings for the period show a profit of £92m (£28m in 2009).

Our net debt, which reaches a seasonal peak around the half-year and is mainly dollar denominated, was £1,746m (£1,860m in 2009) at 30 June. The year-on-year decrease reflects improved cash flow offset in part by currency movements.

The board has declared an interim dividend of 13p per share, a 7% increase on 2009, reflecting this strong start to the year and its confidence in the full year outlook.

£ millions	Half year 2010	Half year 2009	Headline growth	CER growth	Underlying growth	Full year 2009

Sales
North American Education	1,017	943	8%	10%	10%	2,470
International Education	504	446	13%	11%	3%	1,035
Professional	136	132	3%	5%	5%	275
FT Group	192	176	9%	10%	7%	358
Penguin	493	452	9%	7%	7%	1,002
Total continuing	2,342	2,149	9%	9%	7%	5,140
Discontinued*	256	249	3%	4%	--	484
Total	2,598	2,398	8%	9%	7%	5,624
Adjusted operating profit
North American Education	51	12	--	--	--	403
International Education	36	23	57%	16%	13%	141
Professional	17	14	21%	21%	21%	43
FT Group	30	14	--	--	--	39
Penguin	44	21	--	56%	56%	84
Total continuing	178	84	--	79%	79%	710
Discontinued*	70	74	(5%)	(4%)	--	148
Total	248	158	57%	43%	79%	858

* Interactive Data

NORTH AMERICAN EDUCATION

£ millions	Half year 2010	Half year 2009	Headline growth	CER growth	Underlying growth	Full year 2009
Sales	1,017	943	8%	10%	10%	2,470
Adjusted operating profit	51	12	--	--	--	403

North American Education is Pearson’s largest business, with 2009 sales of £2.5bn and operating profit of £403m. Building on our roots as a leading publisher of educational materials and provider of assessment services, we have made significant investments and change to transform Pearson into a world-leading provider of learning technologies for students and enterprise technologies for educational institutions. These technology services - including eCollege, PowerSchool, the MyLabs and Edustructures - are the backbone of our strategy to help educators raise student performance and institutions to become more effective.

Key highlights in the first half of 2010 include:

    Higher Education (43% of North American Education sales in 2009; 21% of Pearson)

·

The US Higher Education publishing market grew 12.2% in the first five months of the year, according to the Association of American Publishers with the industry benefiting from healthy enrolment growth and good demand for instructional materials and Pearson gaining from its lead in technology and customisation.

·

Pearson’s pioneering ‘MyLab’ digital learning, homework and assessment programmes again grew strongly with student registrations up 40% to almost 3.2m in North America. Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and institutional productivity ( http://www.mymathlab.com/sites/default/files/makingthegrade_v3.pdf  ).

·

CourseConnect, our suite of customisable online courses with interactive and rich media learning materials and assessment tools, saw rapid growth in usage with volumes rising to 0.5m, up almost 40% over 2009.

·	eCollege, our online learning management system, increased fully online enrolments by 48% to 2.4m. Renewal rates remain high at 95% by value andusage grew strongly.

    Assessment and Information (25% of North American Education sales in 2009; 12% of Pearson)

·

We renewed two important contracts during the period, extending our long-standing relationships with the College Board to administer the SATs and with the Texas Education Agency to administer state-wide student assessments.

·

Pearson delivered at the end of June, approximately one month late, results for the first year of its new school testing program in Florida. Following independent validation of the results, Pearson is confident in the validity of the results but has accepted responsibility for delays in the reporting, is in discussions over compensation to the state under the terms of its contract, and has included a related charge in the first-half results. Pearson has initiated a thorough review of the Florida testing programme and is making a series of recommendations to the state’s Department of Education to improve test administration and reporting for 2011.

·	We continue to achieve strong growth in secure online testing; in the year-to-date we have delivered 8.9 million secure online tests, up 88% over 2009.

·

Our Assessment for Learning division, which provides ‘formative’ assessments (to help teachers assess their students in the classroom and tailor instruction accordingly), secured contracts in Boston and Duval County, Florida.

·	PowerSchool and Chancery, our student information systems, continued to achieve rapid growth and now cover 11 million US students, up 9% over 2009.

    School Curriculum (24% of North American Education sales in 2009; 12% of Pearson)

·

The US School publishing market grew 5.3% in the first five months of the year, according to the Association of American Publishers. State budgets continue to be under pressure but the industry returned to growth, benefiting from the stronger new adoption opportunity this year (total opportunity of $800m in 2010 against $500m in 2009). Pearson expects to take an estimated 29% of new adoptions competed for and 28% of the total new adoption market – despite a weak performance in elementary reading in Texas – and is performing well in the open territories with our enVisionMATH programme.

·

Pearson’s digital programmes continued to produce share gains, including 65% market share in high school math in Florida. We are piloting an adaptation of the hugely successful MyMathLab for the school market. enVisionMATH (www.envisionmath.com),  our integrated print-and-digital elementary math programme, continued to sell well in adoption states and across the open territories.

        Evaluation studies show that students using enVisionMATH show significant and accelerating improvement in math computation, problem solving, vocabulary and communication (http://bit.ly/c9EAaY).

·	Poptropica (www.poptropica.com) is the largest virtual world for young children in the US with average monthly unique visitors growing by almost 50% to 8.6m from more than 100 countries and speaking more than 70 languages.

INTERNATIONAL EDUCATION

£ millions	Half year 2010	Half year 2009	Headline growth	CER growth	Underlying growth	Full year 2009
Sales	504	446	13%	11%	3%	1,035
Adjusted operating profit	36	23	57%	16%	13%	141

Pearson is the world’s leading education company and outside North America our International Education sales have almost doubled and profits increased close to three-fold over the past five years. Our strategy is to combine educational content, assessment, technologies and related services to help educational institutions become more effective and their students more successful. We expect to benefit from a series of powerful long-term global trends: increasing public and private spending on education (despite current pressures on public spending in developed markets); growing participation rates in elementary, secondary and higher education; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English and other international languages.

On 22 July 2010, Pearson announced a strategic partnership with Sistema Educacional Brasileiro (SEB) to provide services to its educational institutions and to acquire its school learning systems (“sistema”) business for R$888m ($497m; £326m). A sistema is an integrated learning system incorporating curriculum design, teacher support and training, print and digital content, technology platforms, assessment and other services. SEB’s four sistemas – COC, Dom Bosco, Pueri Domus and NAME – serve more than 450,000 students across both private and public schools.

Key highlights in the first half of 2010 include:

Global

·	‘MyLab’ digital learning, homework and assessment programmes were used internationally by more than 280,000 students, up almost 40% on 2009, and are now sold in more than 200 countries worldwide.

·

Our eCollege learning management system won new contracts in Vietnam and Colombia. Our Fronter learning management system continued to grow strongly with approximately 6.3m students in more than 8,500 schools, colleges and universities around the world.

·

Pearson Learning Solutions, which combines products and services from across Pearson to deliver a systematic approach to improving student performance, won new contracts in South Africa, Malta, Vietnam and the UK.

    UK (36% of International Education sales in 2009; 7% of Pearson)

·

BTEC, our flagship vocational qualification, attracted more than 1.1 million student registrations, up 24% on 2009. Registrations for our NVQ work-based learning qualification grew 14% to 126,000, and we introduced the BTEC Apprenticeship to serve the work-based learning market.

·

We expect to mark more than five million A/AS Level and GCSE and Diploma scripts this year, with more than 90% now marked onscreen. Pearson marked and delivered 2.4 million tests in six weeks for the National Curriculum Tests at Key Stage 2.

·	In the UK secondary school market, we saw good market share gains, particularly in English, supported by our high quality print and digital learning materials and Penguin Classics.

    Continental Europe (22% of International Education sales in 2009; 5% of Pearson)

·

We performed strongly in new adoptions in Italy, with further market share gains in English Language Teaching in primary and across the curriculum in secondary. Our recently launched digital secondary science programme, Linx, built around content from our North American science programmes customised for the Italian market, performed particularly strongly.

·

In the Netherlands, we are collaborating with five leading community colleges to develop online communities for International Business students. We are providing the Fronter online learning platform, digital content, Edexcel qualifications and supporting services.

    Africa and the Middle East (12% of International Education sales in 2009; 2% of Pearson)

·	In South Africa, our assessment business won its first Systemic Assessment tender to roll out assessments for Grade 9 students in Literacy and Numeracy, in the Western Cape province.

·

Pearson won new national contracts in Ethiopia, to supply Biology, Physics and English learning materials for Senior Secondary Grades 9 to 12. In Zimbabwe, we were awarded a contract by UNICEF to deliver 13.5 million textbooks to children in Grades 1-7 in mathematics, environmental science, English, Shona and Ndebele.

    Asia (21% of International Education sales in 2009; 4% of Pearson)

·

In China, Wall Street English continues to perform strongly with rapid revenue growth and enrolments of 38,000, up 9% on 2009. We continued to invest behind the future growth of the company, opening new centres, launching an alumni programme and WSE University, and developing our Professional English course.

·	In India, our IndiaCan vocational training joint venture with Educomp (www.indiacan.com) grew rapidly through increasing enrolments, geographic expansion and the launch of new programmes.

    Latin America (9% of International Education sales in 2009; 2% of Pearson)

·	In Mexico, our strong performance was led by our new integrated Reading/Writing/Science English programme for bilingual primary schools, developed with content from our US School curriculum business.

·

In Brazil, we saw strong growth supported by our provision of custom publishing services to for-profit universities in the higher education market, as well as the growth of digital content and services.

·

In Colombia, we continue to deliver our professional development solution for public school teachers, and are in the process of training almost 8,000 teachers across the country both in the classroom and online.

PROFESSIONAL

£ millions	Half year 2010	Half year 2009	Headline growth	CER growth	Underlying growth	Full year 2009
Sales	136	132	3%	5%	5%	275
Adjusted operating profit	17	14	21%	21%	21%	43

Our Professional education business is focused on testing and certifying adults to become professionals and on publishing and other learning programmes for professionals in business and technology. Over the past five years, we have increased operating profit from £2m in 2005 to £43m in 2009. We expect these businesses to benefit from rising demand for work-related skills and qualifications in both developed and developing markets and from close connections with professional content and customers in other parts of Pearson.

Key highlights in the first half of 2010 include:

·

Pearson acquired Melorio plc, one of the UK’s leading vocational training groups, for a net £93m. The acquisition supports Pearson’s vocational education strategy by combining Melorio’s training delivery skills with Pearson’s complementary strengths in educational publishing, technology and assessments.

Professional testing (69% of Professional Education sales in 2009; 4% of Pearson)

·

We continued to see good growth in VUE where we administered more than 4m tests in the first half of the year, up 7% on 2009, with particularly strong growth in the IT and Professional assessments partially offset by US Regulatory assessments.

·

So far this year, Pearson VUE has won a number of new contracts to deliver computer based tests in Saudi Arabia, Egypt and Bahrain, covering medical students and finance professionals. Key contract renewals include the Colorado Division of Insurance, the Board of Certified Safety Professionals and the ifs School of Finance.

Professional publishing (31% of Professional Education sales in 2009; 2% of Pearson)

·

Our Professional publishing business continued to face challenging trading conditions in the retail market and again published fewer print titles compared to the previous year, as expected, offset in part by our increasing focus on the breadth of our publishing and range of revenue streams, from online retail through digital subscriptions.

·

We launched a customer resource centre that included video tutorials, podcasts, and book excerpts from top Lightroom authors including Martin Evening, David duChemin and Scott Kelby, to coincide with the launch of Adobe’s Photoshop Lightroom 3.

FINANCIAL TIMES GROUP

£ millions	Half year 2010	Half year 2009	Headline growth	CER growth	Underlying growth	Full year 2009
Sales	192	176	9%	10%	7%	358
Adjusted operating profit	30	14	--	--	--	39

Note: On 4 May 2010, Interactive Data Corporation announced that it had agreed to be acquired by Silver Lake and Warburg Pincus. Pearson, which owns approximately 61% of Interactive Data, announced that it had provided approval as a shareholder for the transaction. The transaction is expected to close in the next few weeks and Interactive Data is reported as a discontinued business in these results.

The FT Group is a leading provider of essential information in attractive niches of the global business information market. These include insight, news and analysis through the Financial Times, FT.com, Mergermarket and the Economist, and indices through FTSE. In recent years, The FT Group has significantly shifted its business towards digital and subscription revenues. In 2009 digital services accounted for 36% of FT Group revenues (excluding Interactive Data), up from 13% in 2000; in 2009 advertising accounted for 45% of FT Group revenues, down from 74% in 2000. Key highlights from the first half of 2010 include:

Financial Times

·

Strong growth in the FT’s digital readership including: digital subscriptions up 27% to 149,000 and more than 1,000 direct corporate licences; registered users up 77% to 2.5m; and almost 250,000 downloads of the FT’s new iPad app, winner of an Apple Design Award. Across print and online, the FT’s average daily audience reached 1.9 million.

·

After weak advertising markets in 2009, our advertising revenues returned to growth in the first half of 2010 although the visibility for advertising revenues is poor and the outlook remains uncertain.

·

Launched MandateWire US, extending the reach of this successful European brand into new markets; and acquired Medley Global Advisors , a premier provider of macro policy intelligence, extending the FT’s subscription services for the world’s top investment banks, hedge funds and asset managers.

    Mergermarket

·

Mergermarket benefited from an improvement in market conditions, supporting a recovery in renewal rates and growth in new business revenues. An increase in global merger and acquisition activity benefited Mergermarket and dealReporter; continued volatility in debt markets helped sustain the strong performance of DebtWire.

·

The launch of MergerID, which provides a secure online environment for principals and professionals to post and view M&A opportunities globally, has received 10,000 transaction matches and has now secured over 2,500 active users in more than 1,200 companies across the globe.

    Joint ventures

·

The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 2.2% to 1.42 million (for the July-December 2009 ABC period); total annual online visits increased to 104m, up 12% on 2009.

·	FTSE, our 50% owned joint-venture with the London Stock Exchange, increased revenues by 20% and acquired the remaining 50% of FXI, FTSE’s joint venture with Xinhua Finance in China.

PENGUIN

£ millions	Half year 2010	Half year 2009	Headline growth	CER growth	Underlying growth	Full year 2009
Sales	493	452	9%	7%	7%	1,002
Adjusted operating profit	44	21	--	56%	56%	84

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation. Over the past five years, Penguin’s sales have increased at an annual average rate of 2% and profits at 5%. In the early part of 2010 Penguin has grown well ahead of the industry in its major markets and produced a substantial profit improvement: the result of a strategy of targeted and sustained investment in publishing, digital change and reorganisation. First-half highlights include:

 Global

·	A strong and consistent publishing performance across imprints and territories produced market share gains in the US, UK and Australia, our three largest markets.

·

Penguin profits benefited from a series of organisational changes made in 2009 at Penguin UK and Dorling Kindersley to strengthen publishing, accelerate the transition to digital, reduce costs and shift design and production to lower-cost markets. Penguin’s first-half results also benefited from a stronger market and publishing schedule in comparison with the first half of 2009.

·

Continued investment in global publishing, with the launch of the Portfolio and Razorbill imprints in the UK, and in developing markets with the imminent launch of Portuguese Penguin Classics in Brazil in addition to Mandarin and Korean editions.

 Digital

·	eBook sales grew threefold on the previous year. 15,700 eBook titles are now available across multiple platforms.

·	We continue to extend our reach to new audiences, most recently with the launch of Apple’s iBookstore and iPad where, in the US, Penguin’s Winnie-the-Pooh was the only book pre-loaded onto the device.

 Publishing performance

·

We performed strongly in adult publishing across the globe with bestselling titles including: Kathryn Stockett’s The Help, Charlaine Harris’ new Sookie Stackhouse novel Dead in the Family and Michael Pollan’s Food Rules in the US; Andrew Rawnsley’s The End of the Party , Peter Andre’s My World and Paul Hoffman’s The Left Hand of God (boosted by its accompanying iPhone app) in the UK; and Bryce Courtenay’s The Story of Danny Dunn and Michelle Bridges’ Crunch Time Cookbook in Australia.

·

We continue to see a very strong performance from our children’s publishing around the world with bestselling titles including: John Grisham’s first ever children’s title Theodore Boone: Kid Lawyer, and Richelle Mead with Spirit Bound, in the US; and Rick Riordan (Percy Jackson series) and Jeff Kinney (Diary of a Wimpy Kid) in the UK. Brands such as Peppa Pig, Spot and Club Penguin continue to perform strongly in the UK.

·	Dorling Kindersley had a particularly good first half with a notable contribution from our partnership with Lego.

·

A strong second half publishing list is led by major new books in the US, including titles by Tom Clancy, Patricia Cornwell, Ken Follett, Nora Roberts, Ron Chernow and Barbra Streisand. Penguin UK’s list includes new titles by Stephen Fry, Michael McIntyre, John Le Carre, Eoin Colfer and Niall Ferguson.

   ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company’s publicly-filed documents, including the company’s Annual Report. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

FINANCIAL REVIEW

Operating result

On a headline basis, sales for the six months to 30 June 2010 increased by £193m or 9% from £2,149m in 2009 to £2,342m in 2010 and total adjusted operating profit from continuing operations increased by £94m or 112% from £84m in 2009 to £178m in 2010.

On an underlying basis sales grew by 7% in 2010 compared to 2009 and adjusted operating profit from continuing operations grew by 79%. Our underlying measures exclude the effects of exchange and portfolio changes. In the first half of 2010, currency movements decreased sales by £6m and increased adjusted operating profit from continuing operations by £17m while portfolio changes increased sales by £44m but had no effect on adjusted operating profit from continuing operations.

Statutory operating profit (from continuing operations) increased by £87m from £41m in 2009 to £128m in 2010. Statutory operating profit includes the charge for intangible amortisation but does not include the contribution from discontinued operations.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance costs relating to employee benefit plans. Net interest payable for the first six months of 2010 was £39m, down from £41m for the first six months of 2009. This fall is due to two main factors: a reduction in interest rates on the floating portion of our US dollar debt and lower average levels of net debt. Finance charges relating to post-retirement plans were £6m in both 2009 and 2010.

Included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In the six months to June 2010 there was an £11m gain from these items whilst in the six months to June 2009 there was no net effect from these items.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax rate on statutory earnings for the six months to 30 June 2010 was 27%. This reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those profits. The effective tax rate on our adjusted earnings for the six months to 30 June 2010 was 26%; this rate is lower than the statutory rate as it includes the benefit of tax deductions attributable to amortisation of goodwill and intangibles. This benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payment.

Discontinued operations

On 4 May 2010, Interactive Data Corporation announced that it had agreed to be acquired by Silver Lake and Warburg Pincus. As the owner of 61% of Interactive Data, Pearson expects to receive proceeds of approximately $2bn when the transaction completes in the second half of the year. The results of Interactive Data have been included as discontinued operations in these financial statements.

Minority interests

Minority interests comprise mainly the 39% share of Interactive Data Corporation.

Dividends

The dividend accounted for in the six months to June 2010 is the final dividend in respect of 2009 of 23.3p. An interim dividend of 13.0p was approved by the Board in July 2010 and will be accounted for in the second half of 2010.

FINANCIAL REVIEW continued

Pensions

Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits (including Interactive Data) amounted to £53m in the first six months of 2010 compared to £48m in the first six months of 2009. Of the charge, £47m (2009 half year: £42m) is reported as a charge in operating profit and £6m (2009 half year: £6m) is reported as an expense in net finance costs. The overall deficit on the UK Group plan of £189m at the end of 2009 became a deficit of £290m at 30 June 2010. This is due primarily to lower discount rates used to value liabilities but also reflects lower than expected investment returns coupled with a rise in short term inflation.

Principal risks and uncertainties

We conduct regular reviews to identify risk factors which may affect our business or financial performance. Our internal audit function facilitates risk reviews with each business, shared service operations and corporate functions, identifying measures to mitigate these risks. The principal risks and uncertainties have not changed from those detailed in the 2009 Annual Report.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months to 30 June 2010

		2010	2009	2009
all figures in £ millions	note	half year	half year	full year

Continuing operations

Sales	2	2,342	2,149	5,140
Cost of goods sold		(1,112)	(1,048)	(2,382)
Gross profit		1,230	1,101	2,758

Operating expenses		(1,117)	(1,075)	(2,169)
Share of results of joint ventures and associates		15	15	30
Operating profit	2	128	41	619

Finance costs	3	(54)	(64)	(122)
Finance income	3	20	16	26
Profit / (loss) before tax	4	94	(7)	523
Income tax	5	(25)	5	(146)
Profit / (loss) for the period from continuing operations		69	(2)	377

Discontinued operations

Profit for the period from discontinued operations	8	35	46	85

Profit for the period		104	44	462

Attributable to:
Equity holders of the Company		92	28	425
Minority interest		12	16	37

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	11.5p	3.5p	53.2p
Diluted	6	11.4p	3.5p	53.1p

Earnings per share from continuing operations (in pence per share)
Basic	6	9.0p	0.0p	47.0p
Diluted	6	9.0p	0.0p	47.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months to 30 June 2010

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Profit for the period	104	44	462

Net exchange differences on translation of foreign operations	270	(514)	(388)
Actuarial losses on retirement benefit obligations	(122)	(146)	(302)
Net increase in fair values of proportionate holding arising on stepped acquisition	-	-	18
Taxation on items charged to other comprehensive income	38	50	91
Other comprehensive income / (expense) for the period	186	(610)	(581)

Total comprehensive income / (expense) for the period	290	(566)	(119)

Attributable to:
Equity holders of the Company	258	(546)	(127)
Minority interest	32	(20)	8

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months to 30 June 2010

	Equity attributable to equity holders of the company						Minority	Total
	Share Capital	Share Premium	Treasury shares	Translation reserve	Retained earnings	Total	Interest	Equity
all figures in £ millions

2010 half year

Equity balance at 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Total comprehensive income	-	-	-	250	8	258	32	290
Equity settled transactions	-	-	-	-	20	20	-	20
Tax on equity settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	5	-	-	-	5	-	5
Purchase of treasury shares	-	-	(49)	-	-	(49)	-	(49)
Release/cancellation of treasury shares	-	-	152	-	(152)	-	-	-
Changes in minority shareholdings	-	-	-	-	-	-	8	8
Dividends	-	-	-	-	(187)	(187)	(7)	(194)
Equity balance at 30 June 2010	203	2,517	(123)	477	1,318	4,392	324	4,716

2009 half year

Equity balance at 1 January 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Total comprehensive income	-	-	-	(478)	(68)	(546)	(20)	(566)
Equity settled transactions	-	-	-	-	20	20	-	20
Tax on equity settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	3	-	-	-	3	-	3
Purchase of treasury shares	-	-	(18)	-	-	(18)	-	(18)
Release of treasury shares	-	-	1	-	(1)	-	-	-
Changes in minority shareholdings	-	-	-	-	-	-	11	11
Dividends	-	-	-	-	(176)	(176)	(4)	(180)
Equity balance at 30 June 2009	202	2,508	(239)	108	1,454	4,033	261	4,294

2009 full year

Equity balance at 1 January 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Total comprehensive income	-	-	-	(359)	232	(127)	8	(119)
Equity settled transactions	-	-	-	-	37	37	-	37
Tax on equity settled transactions	-	-	-	-	6	6	-	6
Issue of ordinary shares under share option schemes	1	7	-	-	-	8	-	8
Purchase of treasury shares	-	-	(33)	-	-	(33)	-	(33)
Release of treasury shares	-	-	29	-	(29)	-	-	-
Put option over minority interest	-	-	-	-	(23)	(23)	-	(23)
Changes in minority shareholdings	-	-	-	-	-	-	24	24
Dividends	-	-	-	-	(273)	(273)	(15)	(288)
Equity balance at 31 Dec 2009	203	2,512	(226)	227	1,629	4,345	291	4,636

CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2010

		2010	2009	2009
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		353	386	388
Intangible assets	14	5,242	4,935	5,129
Investments in joint ventures and associates		34	23	30
Deferred income tax assets		474	417	387
Financial assets – Derivative financial instruments		156	121	112
Other financial assets		65	61	62
Other receivables		133	130	112
Non-current assets		6,457	6,073	6,220

Intangible assets – Pre-publication		701	674	650
Inventories		532	488	445
Trade and other receivables		1,240	1,233	1,284
Financial assets – Derivative financial instruments		13	-	-
Financial assets – Marketable securities		5	60	63
Cash and cash equivalents (excluding overdrafts)		468	455	750
Current assets		2,959	2,910	3,192

Assets classified as held for sale		678	-	-
Total assets		10,094	8,983	9,412

Financial liabilities – Borrowings		(2,004)	(2,437)	(1,934)
Financial liabilities – Derivative financial instruments		(2)	(3)	(2)
Deferred income tax liabilities		(461)	(418)	(473)
Retirement benefit obligations		(449)	(233)	(339)
Provisions for other liabilities and charges		(40)	(46)	(50)
Other liabilities		(121)	(181)	(253)
Non-current liabilities		(3,077)	(3,318)	(3,051)

Trade and other liabilities		(1,309)	(1,143)	(1,467)
Financial liabilities – Borrowings		(612)	(47)	(74)
Financial liabilities – Derivative financial instruments		(2)	(9)	(7)
Current income tax liabilities		(159)	(120)	(159)
Provisions for other liabilities and charges		(38)	(52)	(18)
Current liabilities		(2,120)	(1,371)	(1,725)

Liabilities directly associated with assets held for sale		(181)	-	-
Total liabilities		(5,378)	(4,689)	(4,776)

Net assets		4,716	4,294	4,636

Share capital		203	202	203
Share premium		2,517	2,508	2,512
Treasury shares		(123)	(239)	(226)
Reserves		1,795	1,562	1,856
Total equity attributable to equity holders of the Company		4,392	4,033	4,345
Minority interest		324	261	291
Total equity		4,716	4,294	4,636

The condensed consolidated financial statements were approved by the Board on 25 July 2010.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months to 30 June 2010

		2010	2009	2009
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	16	(32)	(147)	1,012
Interest paid		(30)	(41)	(90)
Tax paid		(46)	(43)	(103)
Net cash (used in) / generated from operating activities		(108)	(231)	819

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(149)	(117)	(208)
Acquisition of joint ventures and associates		(4)	(1)	(14)
Purchase of investments		(3)	(7)	(10)
Purchase of property, plant and equipment		(52)	(43)	(62)
Proceeds from sale of investments		-	4	-
Proceeds from sale of property, plant and equipment		-	-	1
Purchase of intangible assets		(16)	(19)	(58)
Disposal of subsidiaries, net of cash disposed		16	4	14
Interest received		3	6	3
Dividends received from joint ventures and associates		11	4	22
Net cash used in investing activities		(194)	(169)	(312)

Cash flows from financing activities
Proceeds from issue of ordinary shares		5	3	8
Purchase of treasury shares		(39)	(18)	(33)
Proceeds from borrowings		414	696	296
Liquid resources (acquired) / disposed		62	(13)	(13)
Repayment of borrowings		-	(213)	(343)
Finance lease principal payments		(3)	(1)	(2)
Dividends paid to Company’s shareholders		(187)	(176)	(273)
Dividends paid to minority interests		(7)	(8)	(20)
Net cash generated from / (used in) financing activities		245	270	(380)

Effects of exchange rate changes on cash and cash equivalents		(3)	(48)	(36)
Net (decrease) / increase in cash and cash equivalents		(60)	(178)	91

Cash and cash equivalents at beginning of period		680	589	589

Cash and cash equivalents at end of period		620	411	680

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand and include cash classified as held for sale. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

Included in the figures above are net cash generated from / (used in) amounts relating to discontinued operations as follows: operating activities £67m (2009 half year: £52m, 2009 full year: £132m); investing activities £(18)m (2009 half year: £(6)m, 2009 full year: £(23)m); financing activities £51m (2009 half year: £(38)m, 2009 full year: £(80)m).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months to 30 June 2010

1.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2009 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2009 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. On 1 January 2010 the Group adopted IFRS 3 (revised) ‘Business Combinations’ which has led to a change in accounting for acquisitions that complete after that date. This standard has been applied to acquisitions made in the first six months of the year with the main effect being that acquisition costs have been expensed in the income statement rather than being capitalised in goodwill as would have been the case for acquisitions completing before 1 January 2010. The 2009 Annual Report refers to other new standards effective from 1 January 2010. Apart from IFRS 3 (revised), none of these standards have had a material impact in these financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2009 Annual Report.

The financial information for the year ended 31 December 2009 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2009 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements for the six months to 30 June 2010 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

2.	Segment information

The Group is organised into five segments: North American Education, International Education, Professional, Financial Times Group (FT Group) and Penguin. The results of the Interactive Data segment have been shown as discontinued.

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Sales
North American Education	1,017	943	2,470
International Education	504	446	1.035
Professional	136	132	275
Pearson Education	1,657	1,521	3,780
FT Group	192	176	358
Penguin	493	452	1,002
Sales – continuing operations	2,342	2,149	5,140
Sales – discontinued operations	256	249	484
Total sales	2,598	2,398	5,624

Adjusted operating profit
North American Education	51	12	403
International Education	36	23	141
Professional	17	14	43
Pearson Education	104	49	587
FT Group	30	14	39
Penguin	44	21	84
Adjusted operating profit – continuing operations	178	84	710
Adjusted operating profit – discontinued operations	70	74	148
Total adjusted operating profit	248	158	858

In addition to the external sales above, Penguin made inter-segment sales to the Education businesses of £13m (2009 half year: £11m, 2009 full year: £24m) and the Professional business made inter-segment sales to the other Education businesses of £3m (2009 half year: £3m, 2009 full year: £7m).

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. In 2010 we have excluded £10m of disposal costs relating to Interactive Data and disclosed in discontinued operations (note 8). There were no other net gains and losses in the first six months of 2009.

Amortisation of acquired intangibles and acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

2.	Segment information continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Group	Penguin	Total
all figures in £ millions

2010 half year

Adjusted operating profit – continuing	51	36	17	30	44	178
Acquisition costs	-	-	(2)	(1)	-	(3)
Amortisation of acquired intangibles	(27)	(15)	(1)	(4)	-	(47)
Operating profit	24	21	14	25	44	128

2009 half year

Adjusted operating profit – continuing	12	23	14	14	21	84
Amortisation of acquired intangibles	(28)	(9)	(1)	(4)	(1)	(43)
Operating profit / (loss)	(16)	14	13	10	20	41

2009 full year

Adjusted operating profit – continuing	403	141	43	39	84	710
Amortisation of acquired intangibles	(49)	(32)	(1)	(8)	(1)	(91)
Operating profit	354	109	42	31	83	619

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

3.	Net finance costs

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Net interest payable	(39)	(42)	(86)
Finance cost in respect of employee benefits	(6)	(6)	(12)
Net foreign exchange gains /(losses)	7	(2)	(7)
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	(1)	1	3
Other gains / (losses) on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	1	2	3
- derivatives	4	(1)	3
Net finance costs	(34)	(48)	(96)

Analysed as:
Finance costs	(54)	(64)	(122)
Finance income	20	16	26
Net finance costs	(34)	(48)	(96)

Analysed as:
Net interest payable – continuing operations	(39)	(42)	(86)
Net interest receivable – discontinued operations	-	1	1
Finance cost in respect of employee benefits	(6)	(6)	(12)
Net finance costs reflected in adjusted earnings	(45)	(47)	(97)
Other net finance income	11	-	2
Less: net interest receivable – discontinued operations	-	(1)	(1)
Net finance costs	(34)	(48)	(96)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of calculating adjusted earnings we have excluded certain foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

4.	Profit before tax

		2010	2009	2009
all figures in £ millions	note	half year	half year	full year

Profit / (loss) before tax – continuing operations		94	(7)	523
Add back: amortisation of acquired intangibles	2	47	43	91
Add back: acquisition costs	2	3	-	-
Add back: other net finance income	3	(11)	-	(2)
Adjusted profit before tax - continuing operations		133	36	612
Adjusted profit before tax - discontinued operations		70	75	149
Total adjusted profit before tax		203	111	761

5.	Income tax

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Income tax (charge) / benefit – continuing operations	(25)	5	(146)
Add back: tax benefit on amortisation of acquired intangibles	(17)	(12)	(33)
Add back: tax benefit acquisition costs	(1)	-	-
Add back: tax benefit on other net finance income	3	-	1
Tax amortisation benefit on goodwill and intangibles	8	2	36
Adjusted income tax charge - continuing operations	(32)	(5)	(142)
Adjusted income tax charge - discontinued operations	(21)	(25)	(52)
Total adjusted income tax charge	(53)	(30)	(194)

Tax rate reflected in adjusted earnings	26.0%	27.0%	25.5%

Adjusted income tax charge excludes the tax benefit on items that are themselves excluded from profit before tax.

Also, in the adjusted income tax charge is the tax benefit from tax deductible goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

6.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Profit / (loss) for the period from continuing operations	69	(2)	377
Minority interest	3	2	(1)
Earnings from continuing operations	72	-	376
Profit for the period from discontinued operations	35	46	85
Minority interest	(15)	(18)	(36)
Earnings	92	28	425

Weighted average number of shares (millions)	802.3	799.3	799.3
Effect of dilutive share options (millions)	1.8	0.6	0.8
Weighted average number of shares (millions) for diluted earnings	804.1	799.9	800.1

Earnings per share from continuing and discontinued operations
Basic	11.5p	3.5p	53.2p
Diluted	11.4p	3.5p	53.1p

Earnings per share from continuing operations
Basic	9.0p	0.0p	47.0p
Diluted	9.0p	0.0p	47.0p

7.	Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

7.	Adjusted earnings per share continued

	Statutory income statement	Re-analyse discontinued operations	Acquisition and disposal costs	Amortisation of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
all figures in £ millions

2010 half year
Operating profit (note 2)	128	53	13	54	-	-	248

Net finance costs (note 3)	(34)	-	-	-	(11)	-	(45)
Profit before tax (note 4)	94	53	13	54	(11)	-	203
Income tax (note 5)	(25)	(18)	(4)	(19)	3	10	(53)
Profit for the period – continuing	69	35	9	35	(8)	10	150

Profit for the period – discontinued (note 8)	35	(35)	-	-	-	-	-

Profit for the period	104	-	9	35	(8)	10	150

Minority interest	(12)	-	(2)	(2)	-	(1)	(17)

Earnings	92	-	7	33	(8)	9	133

Weighted average number of shares (millions)							802.3

Adjusted earnings per share							16.6p

2009 half year
Operating profit (note 2)	41	68	-	49	-	-	158

Net finance costs (note 3)	(48)	1	-	-	-	-	(47)
Profit before tax (note 4)	(7)	69	-	49	-	-	111
Income tax (note 5)	5	(23)	-	(14)	-	2	(30)
Profit for the period – continuing	(2)	46	-	35	-	2	81

Profit for the period – discontinued (note 8)	46	(46)	-	-	-	-	-

Profit for the period	44	-	-	35	-	2	81

Minority interest	(16)	-	-	(2)	-	-	(18)

Earnings	28	-	-	33	-	2	63

Weighted average number of shares (millions)							799.3

Adjusted earnings per share							7.9p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

7.	Adjusted earnings per share continued

	Statutory income statement	Re-analyse discontinued operations	Acquisition and disposal costs	Amortisation of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
all figures in £ millions

2009 full year
Operating profit (note 2)	619	136	-	103	-	-	858

Net finance costs (note 3)	(96)	1	-	-	(2)	-	(97)
Profit before tax (note 4)	523	137	-	103	(2)	-	761
Income tax (note 5)	(146)	(52)	-	(37)	1	40	(194)
Profit for the year – continuing	377	85	-	66	(1)	40	567

Profit for the year – discontinued (note 8)	85	(85)	-	-	-	-	-

Profit for the year	462	-	-	66	(1)	40	567

Minority interest	(37)	-	-	(5)	-	(2)	(44)

Earnings	425	-	-	61	(1)	38	523

Weighted average number of shares (millions)							799.3

Adjusted earnings per share							65.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

8.	Discontinued operations

On 4 May 2010, Interactive Data Corporation announced that it had agreed to be acquired by Silver Lake and Warburg Pincus. The transaction is expected to complete in the second half of the year and the results of Interactive Data have been included as discontinued operations in these financial statements. There are no other discontinued operations in either 2010 or 2009.

The sales and profit for the period on discontinued operations are analysed below.

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Total sales by discontinued operations	256	249	484

Operating profit before intangible amortisation	70	74	148
Intangible amortisation	(7)	(6)	(12)
Finance income	-	1	1
Disposal costs	(10)	-	-
Attributable tax expense	(18)	(23)	(52)
Profit after tax before sale of discontinued operations	35	46	85

Profit before tax on sale of discontinued operations	-	-	-
Attributable tax expense	-	-	-
Profit after tax on sale of discontinued operations	-	-	-

Profit for the period from discontinued operations	35	46	85

Profit before tax	53	69	137
Attributable tax expense	(18)	(23)	(52)
Profit for the period from discontinued operations	35	46	85

Operating profit included in adjusted earnings	70	74	148
Finance income	-	1	1
Attributable tax expense	(21)	(25)	(52)
Profit for the period included in adjusted earnings	49	50	97
Intangible amortisation	(7)	(6)	(12)
Attributable tax benefit	2	2	4
Disposal costs	(10)	-	-
Attributable tax benefit	3	-	-
Less: Tax amortisation benefit on goodwill and intangibles	(2)	-	(4)
Profit for the period from discontinued operations	35	46	85

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

9.	Dividends

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	187	176	273

The directors are proposing an interim dividend of 13.0p per equity share, payable on 17 September 2010 to shareholders on the register at the close of business on 20 August 2010. This interim dividend, which will absorb an estimated £104m of shareholders’ funds, has not been included as a liability as at 30 June 2010.

10.	Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2010	2009	2009
	half year	half year	full year

Average rate for profits	1.52	1.49	1.57
Period end rate	1.50	1.65	1.61

11.	Related parties

There were no material related party transactions and no guarantees have been provided to related parties in the period.

12.	Events after the balance sheet date

On 22 July 2010, Pearson and Sistema Educacional Brasileiro (SEB), one of Brazil’s leading education companies, announced a strategic partnership to develop educational products and services for the Brazilian education market. Under the terms of the agreement, Pearson will acquire SEB’s school learning systems business and will provide technology and materials to SEB’s educational institutions. Pearson has signed a definitive agreement to acquire SEB’s learning systems division for a cash consideration of £326m. The acquisition is expected to complete in the second half of 2010.

A number of changes to the UK Corporation tax system were announced in the June 2010 Budget Statement. The Finance (No 2) Act 2010 was enacted in July 2010 and reduces the main rate of corporation tax from 28% to 27% from 1 April 2011. Further reductions are proposed to be enacted separately each year with the aim of reducing the rate by 1% per annum to 24% by 1 April 2014. The changes had not been substantively enacted at the balance sheet date and, therefore, are not included in these financial statements. We estimate that the reduction in the corporation tax rate from 28% to 27% in Finance (No 2) Act 2010 will result in a reduction in the net deferred tax asset provided at 30 June 2010 by approximately £4m. Most of the UK deferred tax asset relates to the UK pension deficit and we expect that the majority of the reduction will be debited to other comprehensive income and will not have a material effect on the effective tax rate or on the profit for the year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

13.	Business combinations

On 17 June 2010 the Group acquired Melorio plc, one of the UK’s leading vocational training groups. The Group also completed the acquisition of Medley Global Advisors LLC and various other smaller acquisitions in the period.

Provisional values for the assets and liabilities arising from Melorio and other acquisitions completed in the six months to 30 June 2010 together with adjustments to prior year acquisitions are set out below.

	Melorio	Other	Total
all figures in £ millions

Property, plant and equipment	4	3	7
Intangible assets	3	21	24
Intangible assets – Pre-publication	-	2	2
Inventories	-	(3)	(3)
Trade and other receivables	12	2	14
Trade and other liabilities	(14)	10	(4)
Provisions for other liabilities and charges	(10)	(1)	(11)
Net deferred income tax assets / (liabilities)	-	(1)	(1)
Financial liabilities - Borrowings	(9)	-	(9)
Net assets acquired at fair value	(14)	33	19
Goodwill	107	22	129
Total	93	55	148
Satisfied by:
Cash	(76)	(56)	(132)
Deferred consideration	(17)	(8)	(25)
Net prior year adjustments	-	9	9
Total consideration	(93)	(55)	(148)

Net cash outflow on acquisition:
Cash – current year acquisitions			(132)
Deferred payments for prior year acquisitions and other items			(17)
Cash outflow on acquisitions			(149)

In total, acquisitions completed in the period contributed an additional £6m of sales and £nil of operating profit. If the acquisitions had completed on 1 January 2010 then we estimate that sales for the period would have been £2,387m and profit before tax would have been £98m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

14.	Intangible assets

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Goodwill	4,544	4,214	4,346
Other intangibles	698	721	783
Total intangibles	5,242	4,935	5,129

15.	Net debt

	2010	2009	2009
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	156	121	112
Current assets
Derivative financial instruments	13	-	-
Marketable securities	5	60	63
Cash and cash equivalents (excluding overdrafts)	468	455	750
Non-current liabilities
Borrowings	(2,004)	(2,437)	(1,934)
Derivative financial instruments	(2)	(3)	(2)
Current liabilities
Borrowings	(612)	(47)	(74)
Derivative financial instruments	(2)	(9)	(7)
Net debt – continuing operations	(1,978)	(1,860)	(1,092)
Net cash classified as held for sale	232	-	-
Total net debt	(1,746)	(1,860)	(1,092)

In May 2010, Pearson issued $350m 4.0% Notes due in 2016. The proceeds have been used to pay for acquisitions with the balance being applied to net debt.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2010

16.	Cash flows

		2010	2009	2009
all figures in £ millions	note	half year	half year	full year

Reconciliation of profit / (loss) for the period to net cash generated from / (used in) operations
Profit for the period		104	44	462
Income tax		43	18	198
Depreciation and amortisation charges		119	114	232
Loss on sale of property, plant and equipment (PPE)		3	-	2
Net finance costs		34	47	95
Share of results of joint ventures and associates		(15)	(15)	(30)
Share-based payment costs		20	20	37
Net foreign exchange adjustment		4	(19)	(14)
Pre-publication		(9)	(53)	(16)
Inventories		(66)	(39)	32
Trade and other receivables		10	(37)	(14)
Trade and other liabilities		(247)	(203)	103
Retirement benefit obligations		(31)	(13)	(72)
Provisions		(1)	(11)	(3)
Net cash (used in) / generated from operations		(32)	(147)	1,012

Dividends from joint ventures and associates		11	4	22
Net purchase of PPE including finance lease principal payments		(55)	(44)	(63)
Purchase of intangible assets		(16)	(19)	(58)
Operating cash flow		(92)	(206)	913
Operating tax paid		(46)	(43)	(103)
Net operating finance costs paid		(27)	(35)	(87)
Operating free cash flow		(165)	(284)	723
Non-operating tax paid		-	-	-
Total free cash flow		(165)	(284)	723
Dividends paid (including to minorities)		(194)	(184)	(293)
Net movement of funds from operations		(359)	(468)	430
Acquisitions and disposals		(149)	(117)	(218)
Purchase of treasury shares		(39)	(18)	(33)
New equity		5	3	8
Other movements on financial instruments		(5)	(2)	3
Net movement of funds		(547)	(602)	190
Exchange movements on net debt		(107)	202	178
Total movement in net debt		(654)	(400)	368
Opening net debt		(1,092)	(1,460)	(1,460)
Closing net debt	15	(1,746)	(1,860)	(1,092)

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that the condensed consolidated financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by sections 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the Financial Services Authority.

The directors of Pearson plc are listed in the 2009 Annual Report. The Board of Pearson noted with deep sadness the death on 16 April 2010 of CK Prahalad. Terry Burns retired from the Board on 30 April 2010.

By order of the Board

Marjorie Scardino
Chief Executive
25 July 2010

Robin Freestone
Chief Financial Officer
25 July 2010

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Introduction

We have been engaged by Pearson plc (the “Company”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010, which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated balance sheet, condensed consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants, London
25 July 2010

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   26 July, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary